                            ------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               KINDER MORGAN, INC.
                                (Name of Issuer)

                            ------------------------

                          COMMON STOCK, $5.00 PAR VALUE
                         (Title of Class of Securities)

                            ------------------------

                                     49455P
                                 (CUSIP Number)


                              MR. WILLIAM V. MORGAN
                             MORGAN ASSOCIATES, INC.
                            1301 MCKINNEY, SUITE 3400
                              HOUSTON, TEXAS 77010
                                 (713) 844-9500

                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:
                                MR. DAVID L. RONN
                          BRACEWELL & PATTERSON, L.L.P.
                           SOUTH TOWER PENNZOIL PLACE
                        711 LOUISIANA STREET, SUITE 2900
                            HOUSTON, TEXAS 77002-2781
                                  713-221-1352

                            ------------------------

                                 OCTOBER 7, 1999
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or
                   Rule 13d-1(g), check the following box: [ ]

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                            ------------------------

                                Page 1 of 8 Pages

CUSIP NO.: 49455P                                              PAGE 2 OF 8 PAGES

                                  SCHEDULE 13D

================================================================================
     1    NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

          Morgan Associates, Inc.
--------------------------------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [X]
          (b) [ ]
--------------------------------------------------------------------------------
     3    SEC USE ONLY
--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)

          [  ]
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Kansas
--------------------------------------------------------------------------------
     7    SOLE VOTING POWER


--------------------------------------------------------------------------------
     8    SHARED VOTING POWER

          8,035,408
--------------------------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER

          0
--------------------------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER

          8,035,408(1)
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,035,408
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [ ]
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.1%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON

          CO
================================================================================

---------------

(1) 8,035,408 of the shares of the common stock, par value $5.00 per share, of Kinder Morgan, Inc. are subject to a Governance Agreement between Kinder Morgan, Inc. (formerly known as K N Energy, Inc.) and Morgan Associates, Inc. dated as of October 7, 1999, a copy of which is attached hereto as Exhibit D, pursuant to which Morgan Associates, Inc. is restricted in the volume and manner in which it disposes of the stock for the term of the agreement.

CUSIP NO.: 49455P                                              PAGE 3 OF 8 PAGES

                                  SCHEDULE 13D

================================================================================
     1    NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

          William V. Morgan
--------------------------------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [X]
          (b) [ ]
--------------------------------------------------------------------------------
     3    SEC USE ONLY
--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)

          [  ]
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
     7    SOLE VOTING POWER

          0
--------------------------------------------------------------------------------
     8    SHARED VOTING POWER

          8,035,408
--------------------------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER

          0
--------------------------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER

          8,035,408(2)
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,035,408
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [ ]
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.1%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON

          IN
================================================================================

---------------

(2) 8,035,408 of the shares of the common stock, par value $5.00 per share, of Kinder Morgan, Inc. are subject to a Governance Agreement between Kinder Morgan, Inc. (formerly known as K N Energy, Inc.) and Morgan Associates, Inc. dated as of October 7, 1999, a copy of which is attached hereto as Exhibit D, pursuant to which Morgan Associates, Inc. is restricted in the volume and manner in which it disposes of the stock for the term of the agreement.

***NOTE: THIS FILING IS IDENTICAL TO THE PREVIOUSLY FILED STATEMENT ON FORM 13D FOR MORGAN ASSOCIATES AND WILLIAM V. MORGAN FILED ON OCTOBER 8, 1999 (FILE NO. 005-56959) UNDER KINDER MORGAN, INC., A DELAWARE CORPORATION (CIK #0001031188).

                            STATEMENT ON SCHEDULE 13D

         Introductory Note: All information herein with respect to Kinder Morgan, Inc. is to the best knowledge and belief of the Reporting Persons, as defined herein.

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the common stock, par value $5.00 per share ("Issuer Common Stock"), of Kinder Morgan, Inc., a Kansas corporation and formerly known as K N Energy, Inc. ("Issuer"), whose principal executive offices are located at 1301 McKinney, Suite 3400, Houston, Texas 77010.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed by (i) Morgan Associates, Inc., a Kansas corporation ("Morgan Associates"), and (ii) Mr. William V. Morgan, an individual (together with Morgan Associates, the "Reporting Persons") in accordance with the Joint Filing Agreement by and between Morgan Associates, Inc. and William V. Morgan dated October 7, 1999 (the "Joint Filing Agreement"), a copy of which is attached hereto as Exhibit A.

         The address of the principal business offices of Morgan Associates and the address of Mr. Morgan is 1301 McKinney, Suite 3400, Houston, Texas 77010. Morgan Associates is wholly-owned by Mr. Morgan. Mr. Morgan is the sole officer and director of Morgan Associates.

         The Reporting Persons have not been during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 15, 1996, Mr. Morgan purchased with his personal funds 100 shares of Class A Common Stock from Kinder Morgan, Inc., a Delaware corporation ("KMI Delaware"). On February 14, 1997, Mr. Morgan contributed his shares to Morgan Associates, which is wholly-owned by Mr. Morgan, and through a series of subsequent transactions Morgan Associates acquired from its working capital on hand a total of 2,246 shares of Class A Common Stock of KMI Delaware and 111.2 shares of Class B Common Stock of KMI Delaware. On September 22, 1999, Morgan Associates contributed 306.2820751 shares of Class A Common Stock of KMI Delaware to an unaffiliated limited liability company. On October 7, 1999, each share of KMI Delaware Common Stock was converted into 3917.957 shares of Issuer Common Stock reported on this form in accordance with the terms of the Agreement and Plan of Merger by and among Issuer, Rockies Merger Corp. and KMI Delaware, dated as of July 8, 1999, as amended (the "Merger Agreement"), a copy of which is attached hereto as Exhibit B, and discussed further in Item 4.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         As mentioned in Item 3, Morgan Associates received the shares of Issuer Common Stock reported herein upon conversion of its KMI Delaware common stock pursuant to the closing of the Merger Agreement, which it now holds for the purposes of investment.

         (a)-(j) Subject to a Governance Agreement dated October 7, 1999 between the Reporting Person and the Issuer (the "Governance Agreement"), the Reporting Persons may make additional purchases of Issuer Common Stock either in the open market or in private transactions.


                                Page 4 of 8 Pages

         With respect to plans or proposals that the Reporting Persons may have that relate to any change in the present board of directors or management of the Issuer, Article II of the Governance Agreement, relating to changes in the board of directors of the Issuer, including the decrease in the number of Board members from fifteen (15) to ten (10), Morgan Associates' right to fill one (1) of the four (4) vacancies on the Issuer's Board left by resignations that occurred simultaneously with the merger, and Morgan Associates' right to propose one (1) nominee to be included in the slate of nominees for the Issuer's Board of Directors to be presented to the shareholders, such that, if elected, would result in the Board consisting of one (1) director nominated by Morgan Associates;

         The Reporting Persons may also propose additional changes to the management of the Issuer, including the appointment of new officers.

         The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As set forth herein, Morgan Associates owns 8,035,408 shares of Issuer Common Stock, which represents approximately 7.1% of the outstanding Issuer Common Stock (based on 112,652,144 shares of Issuer Common Stock outstanding as of October 7, 1999, after giving effect to the transactions contemplated in the Merger Agreement, as represented by the Issuer).

         (b) Mr. Morgan may be deemed to beneficially own and thereby share voting and dispositive power over the shares of Issuer Common Stock described herein which are held by Morgan Associates. See Item 2.

         (c) The Reporting Persons have not effected any transactions in shares of Issuer Common Stock in the past 60 days other than as indicated above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Joint Filing Agreement, Merger Agreement, and the Governance Agreement are included as Exhibits A, B, and D, respectively, to this Schedule 13D. To the best of the Reporting Person's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationship (legal or otherwise) among the Reporting Persons and between any Reporting Person and any other person which respect to any securities to the Issuer.


                                Page 5 of 8 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit   Description
-------   ------------
  A       Joint Filing Agreement by and between Morgan Associates, Inc. and
          William V. Morgan dated October 7, 1999.

  B       Agreement and Plan of Merger by and among K N Energy, Inc., Rockies
          Merger Corp., and Kinder Morgan, Inc. dated as of July 8, 1999, as amended (without exhibits).

  C First Amendment to the Agreement and Plan of Merger by and among K N Energy, Inc., Rockies Merger Corp., and Kinder Morgan, Inc.
          dated as of August 20, 1999 (without exhibits).

  D       Governance Agreement by and between K N Energy, Inc. and Morgan
          Associates, Inc. dated October 7, 1999.


                                Page 6 of 8 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: October 7, 1999.                Morgan Associates, Inc.



                                       By: /s/  William V. Morgan
                                           -------------------------------
                                                William V. Morgan
                                                President


Dated: October 7, 1999                 William V. Morgan



                                       /s/ William V. Morgan
                                       -----------------------------------
                                           William V. Morgan



                                Page 7 of 8 Pages

                                INDEX TO EXHIBITS


Exhibit   Description
-------   ------------
  A       Joint Filing Agreement by and between Morgan Associates, Inc. and
          William V. Morgan dated October 7, 1999.

  B       Agreement and Plan of Merger by and among K N Energy, Inc., Rockies
          Merger Corp., and Kinder Morgan, Inc. dated as of July 8, 1999, as amended (without exhibits).

  C First Amendment to the Agreement and Plan of Merger by and among K N Energy, Inc., Rockies Merger Corp., and Kinder Morgan, Inc.
          dated as of August 20, 1999 (without exhibits).

  D       Governance Agreement by and between K N Energy, Inc. and Morgan
          Associates, Inc. dated October 7, 1999.



                                Page 8 of 8 Pages